SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. 2)*

zipRealty Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98974V107

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☐           Rule 13d-1(c)

☒           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page  of 13 Pages
Exhibit Index Contained on Page 12

CUSIP NO. 98974V107	13G/A	Page 2 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vanguard VI, LP (“Vanguard VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
2,032,261 shares, except that Vanguard VI Venture Partners, L.L.C. (“Vanguard VI Venture Partners”), the general partner of Vanguard VI, may be deemed to have sole power to vote these shares, and Jack M. Gill (“Gill”), Robert D. Ulrich (“Ulrich”) and Donald F. Wood (“Wood”), the managing members of Vanguard VI Venture Partners, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7
SOLE DISPOSITIVE POWER
2,032,261 shares, except that Vanguard VI Venture Partners, the general partner of Vanguard VI, may be deemed to have sole power to dispose of these shares, and Gill, Ulrich and Wood, the managing members of Vanguard VI Venture Partners, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,032,261
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.9%
12	TYPE OF REPORTING PERSON*
PN

CUSIP NO. 98974V107	13G/A	Page 3 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vanguard VI Affiliates Fund, L.P. (“Vanguard VI Affiliates”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
84,047 shares, except that Vanguard VI Venture Partners, the general partner of Vanguard VI Affiliates, may be deemed to have sole power to vote these shares, and Gill, Ulrich and Wood, the managing members of Vanguard VI Venture Partners, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7
SOLE DISPOSITIVE POWER
84,047 shares, except that Vanguard VI Venture Partners, the general partner of Vanguard VI Affiliates, may be deemed to have sole power to dispose of these shares, and Gill, Ulrich and Wood, the managing members of Vanguard VI Venture Partners, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
84,047
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.4%
12	TYPE OF REPORTING PERSON*
PN

CUSIP NO. 98974V107	13G/A	Page 4 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vanguard VI Annex Fund, L.P. (“Vanguard VI Annex”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
73,720 shares, except that Vanguard VI Venture Partners, the general partner of Vanguard VI Annex, may be deemed to have sole power to vote these shares, and Gill, Ulrich and Wood, the managing members of Vanguard VI Venture Partners, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7
SOLE DISPOSITIVE POWER
73,720 shares, except that Vanguard VI Venture Partners, the general partner of Vanguard VI Annex, may be deemed to have sole power to dispose of these shares, and Gill, Ulrich and Wood, the managing members of Vanguard VI Venture Partners, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
73,720
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.4%
12	TYPE OF REPORTING PERSON*
PN

CUSIP NO. 98974V107	13G/A	Page 5 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vanguard VI Venture Partners L.L.C. (“Vanguard VI Venture Partners”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
2,190,028 shares, of which 2,032,261 are directly owned by Vanguard VI, 84,047 are directly owned by Vanguard VI Affiliates and 73,720 are directly owned by Vanguard VI Annex.  Vanguard VI Venture Partners, the general partner of Vanguard VI, Vanguard VI Affiliates and Vanguard VI Annex, may be deemed to have sole power to vote these shares, and Gill, Ulrich and Wood, the managing members of Vanguard VI Venture Partners, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7
SOLE DISPOSITIVE POWER
2,190,028 shares, of which 2,032,261 are directly owned by Vanguard VI, 84,047 are directly owned by Vanguard VI Affiliates and 73,720 are directly owned by Vanguard VI Annex.  Vanguard VI Venture Partners, the general partner of Vanguard VI, Vanguard VI Affiliates and Vanguard VI Annex, may be deemed to have sole power to dispose of these shares, and Gill, Ulrich and Wood, the managing members of Vanguard VI Venture Partners, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,190,028
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
10.7%
12	TYPE OF REPORTING PERSON*
OO

CUSIP NO. 98974V107	13G/A	Page 6 of 13

1	NAME OF REPORTING PERSON Jack M. Gill (“Gill”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6
SHARED VOTING POWER
2,190,028 shares, of which 2,032,261 are directly owned by Vanguard VI, 84,047 are directly owned by Vanguard VI Affiliates and 73,720 are directly owned by Vanguard VI Annex.  Gill is a managing member of Vanguard VI Venture Partners, the general partner of Vanguard VI, Vanguard VI Affiliates and Vanguard VI Annex, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8
SHARED DISPOSITIVE POWER
2,190,028 shares, of which 2,032,261 are directly owned by Vanguard VI, 84,047 are directly owned by Vanguard VI Affiliates and 73,720 are directly owned by Vanguard VI Annex.  Gill is a managing member of Vanguard VI Venture Partners, the general partner of Vanguard VI, Vanguard VI Affiliates and Vanguard VI Annex, and may be deemed to have shared power to dispose these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,190,028
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
10.7%
12	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 98974V107	13G/A	Page 7 of 13

1	NAME OF REPORTING PERSON Robert D. Ulrich (“Ulrich”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6
SHARED VOTING POWER
2,190,028 shares, of which 2,032,261 are directly owned by Vanguard VI, 84,047 are directly owned by Vanguard VI Affiliates and 73,720 are directly owned by Vanguard VI Annex.  Ulrich is a managing member of Vanguard VI Venture Partners, the general partner of Vanguard VI, Vanguard VI Affiliates and Vanguard VI Annex, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8
SHARED DISPOSITIVE POWER
2,190,028 shares, of which 2,032,261 are directly owned by Vanguard VI, 84,047 are directly owned by Vanguard VI Affiliates and 73,720 are directly owned by Vanguard VI Annex.  Ulrich is a managing member of Vanguard VI Venture Partners, the general partner of Vanguard VI, Vanguard VI Affiliates and Vanguard VI Annex, and may be deemed to have shared power to dispose these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,190,028
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
10.7%
12	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 98974V107	13G/A	Page 8 of 13

1	NAME OF REPORTING PERSON Donald F. Wood (“Wood”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 96,476 shares, of which 19,812 are held as shares of common stock and 76,664 are held as options currently exercisable into shares of common stock.
6
SHARED VOTING POWER
2,190,028 shares, of which 2,032,261 are directly owned by Vanguard VI, 84,047 are directly owned by Vanguard VI Affiliates and 73,720 are directly owned by Vanguard VI Annex.  Wood is a managing member of Vanguard VI Venture Partners, the general partner of Vanguard VI, Vanguard VI Affiliates and Vanguard VI Annex, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 96,476 shares, of which 19,812 are held as shares of common stock and 76,664 are held as options currently exercisable into shares of common stock.
8
SHARED DISPOSITIVE POWER
2,190,028 shares, of which 2,032,261 are directly owned by Vanguard VI, 84,047 are directly owned by Vanguard VI Affiliates and 73,720 are directly owned by Vanguard VI Annex.  Wood is a managing member of Vanguard VI Venture Partners, the general partner of Vanguard VI, Vanguard VI Affiliates and Vanguard VI Annex, and may be deemed to have shared power to dispose these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,286,504
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.2%
12	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 98974V107	13G/A	Page 9 of 13

ITEM 1(A).	NAME OF ISSUER zipRealty Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 2000 Powell St., Suite 300
Emeryville, California 94608

ITEM 2(A).
NAME OF PERSONS FILING

This Statement is filed by Vanguard VI, L.P., a Delaware limited partnership (“Vanguard VI”), Vanguard VI Affiliates Fund, L.P., a Delaware limited partnership (“Vanguard VI Affiliates”), Vanguard VI Annex Fund, L.P., a Delaware limited partnership (“Vanguard VI Annex”) and Vanguard VI Venture Partners, L.L.C., a Delaware limited liability company (“Vanguard VI Venture Partners”) and Jack M. Gill (“Gill”), Robert D. Ulrich (“Ulrich”) and Donald F. Wood (“Wood”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Vanguard VI Venture Partners, the general partner of Vanguard VI, Vanguard VI Affiliates and Vanguard VI Annex, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Vanguard VI, Vanguard VI Affiliates and Vanguard VI Annex.  Gill, Ulrich and Wood are managing members of Vanguard VI Venture Partners and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Vanguard VI, Vanguard VI Affiliates and Vanguard VI Annex.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Vanguard Ventures
560 S. Winchester Blvd. Suite 500 San Jose CA 95128

ITEM 2(C)
CITIZENSHIP
Vanguard VI, Vanguard VI Affiliates and Vanguard VI Annex are Delaware limited partnerships.  Vanguard VI Venture Partners is a Delaware limited liability company.  Gill, Ulrich and Wood are United States citizens.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock CUSIP # 98974V107
ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 98974V107	13G/A	Page 10 of 13

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.
OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances, set forth in the limited partnership agreements of Vanguard VI, Vanguard VI Affiliates and Vanguard VI Annex, and the limited liability company agreement of Vanguard VI Venture Partners, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable

ITEM 10.	CERTIFICATION. Not applicable

CUSIP NO. 98974V107	13G/A	Page 11 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2010
VANGUARD VI, L.P., a
Delaware Limited Partnership

VANGUARD VI AFFILIATES FUND, L.P., a
Delaware Limited Partnership

VANGUARD VI ANNEX FUND, L.P., a
Delaware Limited Partnership

VANGUARD VI VENTURE PARTNERS, L.L.C., a
Delaware Limited Liability Company

By:	/s/ Ken Shilling
Ken Shilling
Attorney-in-Fact*

Jack M. Gill
Robert D. Ulrich
Donald F. Wood

By:	/s/ Ken Shilling
Ken Shilling
Attorney-in-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

http://www.sec.gov/divisions/corpfin/forms/13g.htm
Last update: 06/04/2001

CUSIP NO. 98974V107	13G/A	Page 12 of 13

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	13

CUSIP NO. 98974V107	13G/A	Page 13 of 13

EXHIBIT A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of the issuer shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.